SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              RULE 13d-2(a)

                           (Amendment No. 14)<1>

                            Dole Food Company, Inc.
                            -----------------------
                              (Name of Issuer)

                                Common Stock
                           -------------------------
                        (Title of Class of Securities)

                                 256605105
                                 --------
                              (CUSIP Number)

                              Roberta Wieman
                           10900 Wilshire Boulevard
              Los Angeles, CA  90024 Telephone (310) 824-1023
              -----------------------------------------------
              (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             February 10, 1999
                             ----------------
           (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on following pages)
                          (Page 1 of 9 Pages)

<1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 256605105                                     Page 2 of 9

1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       David H. Murdock

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [ ]
                                                          (b) [x]
3      SEC USE ONLY

4      SOURCE OF FUNDS*
       PF, BK, WC, AF

5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS              [ ]
       IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH:

       7       SOLE VOTING POWER
               11,059,274

       8       SHARED VOTING POWER
               None

       9       SOLE DISPOSITIVE POWER
               11,059,274

      10       SHARED DISPOSITIVE POWER
               None

      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
             11,059,274

      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)   [ ]
             EXCLUDES CERTAIN SHARES<*>

      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             19.1%

      14     TYPE OF REPORTING PERSON<*>
             IN

<*>  See instructions before filing out!

CUSIP NO. 256605105                                    Page 3 of 9

1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                          (b) [x]

3      SEC USE ONLY

4      SOURCE OF FUNDS
       BK, WC, AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
       IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       7       SOLE VOTING POWER
               1,240,310

       8       SHARED VOTING POWER
               NONE

       9       SOLE DISPOSITIVE POWER
               1,240,310

       10      SHARED DISPOSITIVE POWER
               NONE

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,240,310

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
       EXCLUDES CERTAIN SHARES<*>

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.1%

14     TYPE OF REPORTING PERSON<*>
       CO

<*> See Instructions Before Filing Out!

     This Schedule 13D, as previously amended, relating to the Common Stock of Dole Food Company, Inc. ("Dole"), is hereby further amended with respect to the items set forth below. This amendment is being filed to update certain information from the previous amendment, including the number of shares of Common Stock held by the Reporting Persons, and to include certain information relating to the Automatic Common Exchange Securities ("Traces TM/SM") of the Dole Food Automatic Common Exchange Security Trust ("Exchange Trust").

ITEM 1.   SECURITY AND ISSUER

     Item 1 is hereby amended in its entirety by substituting the following:

     This Schedule relates to the Common Stock of Dole Food Company, Inc. ("Dole"), a Hawaii corporation, whose principal executive offices are located at 31365 Oak Crest Drive, Westlake Village, California 91361.
On February 10, 1999, Dole had outstanding 57,598,725 shares of Common Stock, according to information provided by Dole as of such date.


ITEM 2.	IDENTITY AND BACKGROUND.

     Item 2 is hereby amended in its entirety by substituting the following:

     This Statement is filed by David H. Murdock and Flexi-Van Leasing, Inc. ("Flexi-Van"). The business address of Mr. Murdock is 10900 Wilshire Boulevard, Los Angeles, California 90024. The business address of Flexi-Van is 251 Monroe Avenue, Kenilworth, New Jersey 07033.
Mr. Murdock does business as Pacific Holding Company ("PHC"), a sole proprietorship of which Mr. Murdock is the sole proprietor, and under such "dba" acquired the Traces TM/SM.

     Flexi-Van Corporation and Flexi-Van Delaware, Inc., formerly reporting persons under this Schedule 13D, as amended, were merged into Flexi-Van Leasing, Inc. with Flexi-Van Leasing, Inc. the surviving corporation. As a result of these mergers, Flexi-Van is now the record holder of the Dole shares that were previously held of record by Flexi-Van Delaware, Inc.

    Mr. Murdock is a Director, Chairman of the Board and Chief Executive Officer of Dole, a producer and marketer of fresh fruit and vegetables, packaged foods and fresh flowers, and of Castle & Cooke, Inc., which owns, operates and develops residential and commercial real estate and resorts.

     Mr. Murdock is a Director, Chairman of the Board and Chief
Executive Officer of Flexi-Van. Flexi-Van, a Delaware corporation, which is directly, wholly-owned by Mr. Murdock, leases chassis used in intermodal shipping.

     Mr. Murdock is the sole proprietor of a number of companies and sole shareholder of a number of corporations which are engaged in the businesses of commercial real estate development, financial investments, mining and processing nonmetallic aggregates, manufacturing vitrified clay products and warehousing operations with principal offices in Los Angeles, California.

     Additional information concerning Mr. Murdock and Flexi-Van, the persons filing this Statement, is set forth in Schedule A.

                                                       Page 5 of 9
ITEM 4.	PURPOSE OF TRANSACTION.

     Item 4 is hereby amended in its entirety by substituting the following:

     Mr. Murdock regards Dole stock as an attractive investment at the prices recently prevailing on the open market. Based on his continuing evaluation of Dole, alternative investment opportunities and all other factors deemed relevant, he may elect to sell his Dole shares or, assuming the availability of additional shares of Dole at prices regarded as acceptable, and subject to applicable law, he may elect to acquire additional shares of Dole for investment on the open market or in privately negotiated transactions.

     See Item 5 for information concerning the purchase of 431,000 Traces TM/SM issued by the Exchange Trust, as well as the previously reported forward purchase contract ("Contract") relating to the disposition of up to 2,875,000 shares of Dole to the Exchange Trust.


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended in its entirety by substituting the following:

     Mr. Murdock has beneficial ownership of 11,059,274 (approximately 19.1%) of the outstanding shares of Dole Common Stock. Of such shares, 9,442,182 shares are held by Mr. Murdock as sole trustee of the David
H. Murdock Living Trust ("Murdock Trust"), dated May 28, 1986, as amended, and of those shares, 2,875,000 shares are pledged pursuant to the forward purchase contract described below. In accordance with Rule 13d-3(d)(1)(i), this computation of shares beneficially owned by Mr. Murdock includes 295,912 shares issuable upon exercise of employee stock options, 1,240,310 shares (approximately 2.1% of the issued and outstanding shares of Dole) held by Flexi-Van, which is directly, wholly-owned by Mr. Murdock, and 80,870 shares (less than 1% of the issued and outstanding shares of Dole) held by or for the benefit of Mr. Murdock's sons. As permitted by Rule 13d-4, Mr. Murdock disclaims beneficial ownership within the meaning of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 ("1934 Act") of the 80,870 shares of Dole held by or for the benefit of his sons.

     On August 8, 1996, Mr. Murdock, as sole trustee of the Murdock Trust, entered into an underwriting agreement for the sale in an underwritten public offering of 2,875,000 shares of the Common Stock of Dole at $39.25 per share, less underwriting discount, fees and expenses. A Registration Statement on Form S-3 with respect to such offering was filed with the Securities and Exchange Commission on July 10, 1996 and, as subsequently amended, was declared effective August 8, 1996. The sale was consummated on August 14, 1996.

     On August 8, 1996, the Murdock Trust also entered into the Contract with the Exchange Trust, an unaffiliated trust, relating to the disposition of a maximum of 2,875,000 additional shares (subject to adjustment) of the Common Stock of Dole held by the Murdock Trust (the "Exchange Shares").

     On August 14, 1996, the Exchange Trust completed a public offering and the Murdock Trust received $91,261,722 ($31.7438 per share), representing the price for the Contract before expenses and fees.

     The Contract requires delivery to the Exchange Trust on August 15, 1999 ("Exchange Date") of a number of shares of Common Stock equal to the maximum amount of Exchange Shares of Common Stock subject to the Contract multiplied by the Exchange Rate, unless the Murdock Trust elects to pay the then current market price (as determined in accordance with the Contract, the "Current Market Price") of that number of Exchange Shares in cash to the Exchange Trust. The Exchange Rate is equal to (i) if the then Current Market Price of the Common Stock is less than $47.125 per share (the "Appreciation Threshold Price") but equal to or greater than $39.25 per share (the "Initial Price"), an amount equal to the Initial Price divided by the then Current Market Price, (ii) if the then Current Market Price is equal to or greater than the Appreciation Threshold
Price, .8329 and (iii) if the then Current Market Price is less than the Initial Price, 1.0, subject in each case to certain antidilutive and similar adjustments.

     The Murdock Trust retains the right to vote the Exchange Shares and receive dividends and other distributions on the Exchange Shares subject to the Contract during the term of the Contract. The Exchange Shares have been pledged to secure the obligations of the Murdock Trust under the Contract. The occurrence of certain defaults by the Murdock Trust under the Contract would cause the acceleration of the Contract and of the required delivery of the Exchange Shares (or other eligible collateral), cash or a combination thereof. Under these arrangements, the Murdock Trust retains an interest in appreciation, if any, in the market price of the Exchange Shares above (but will not realize a decline, if any, in the market price of the shares below) the Initial Price.

     Through February 3, 1999, Mr. Murdock, dba Pacific Holding Company, acquired in the open market an aggregate of 431,000 Traces TM/SM issued by the Exchange Trust (or approximately 14.9% of the outstanding Traces TM/SM issued by the Exchange Trust).
Mr. Murdock is transferring the Traces TM/SM to the Murdock Trust.

     Neither of the persons filing this Statement nor to the best of their knowledge any officer or director of Flexi-Van, except for employee stock options, has any right in the next sixty days to acquire, directly or indirectly, any shares of Dole Common Stock. Neither of the persons filing this Statement has effected any transactions in the Common Stock of Dole in the last sixty days.


     Mr. Murdock makes investment decisions and directs the voting of proxies relating to the Common Stock of Dole held by the Murdock Trust and Flexi-Van. In view of the investment and voting power vested in him, Mr. Murdock should be deemed a beneficial owner for purposes of Section 13(d) of the 1934 Act of these securities.

                         SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated this 11th day of February 1999.




 /s/ David H. Murdock
----------------------------------------
David H. Murdock, as an individual and as
Trustee of the David H. Murdock Living
Trust, dated May 28, 1986, as amended


Flexi-Van Leasing, Inc.




By:	/s/ David H. Murdock
   ---------------------------------------
   David H. Murdock, as Chairman of the
   Board and Chief Executive Officer of
   Flexi-Van Leasing, Inc.

                                                Page 8 of 9
	                 SCHEDULE A



     The directors and executive officers of Flexi-Van Leasing, Inc. ("Flexi-Van"), a Delaware corporation, their present principal occupations or employments, their citizenship and their business and/or residence addresses are as follows:

     Mr. David H. Murdock is a Director, the Chairman of the Board and Chief Executive Officer of Flexi-Van. Mr. Murdock is the sole proprietor of a number of companies and sole shareholder of a number of corporations which are engaged in the businesses of commercial real estate development, financial investments, mining and processing nonmetallic aggregates, manufacturing vitrified clay products and warehousing operations with principal offices in Los Angeles, California. He is a Director, the Chairman of the Board and Chief Executive Officer of Dole Food Company, Inc. ("Dole") and of Castle & Cooke, Inc. The business address of Mr. Murdock is
10900 Wilshire Boulevard, Los Angeles, California 90024.
Mr. Murdock is a United States citizen.

     Mr. David H. Murdock, Jr. is a Director of Flexi-Van and of a number of David H. Murdock's privately-held companies. He is owner, Chief Executive Officer and President of JEDCO Associates, Inc., a residential development company. His business address is 10900 Wilshire Boulevard, Los Angeles, California 90024.
Mr. Murdock is a United States citizen.

     Mr. Justin M. Murdock is a Director of Flexi-Van and of a number of David H. Murdock's privately-held companies. He is employed as a financial analyst by Pacific Holding Company, a sole proprietorship of David H. Murdock. Mr. Murdock, whose business address is 10900 Wilshire Boulevard, Los Angeles, California 90024, is a United States citizen.

     Mr. George M. Elkas is a Director, President and Chief Operating
Officer  of Flexi-Van.   His business address is 251 Monroe Avenue,
Kenilworth, New Jersey 07033.  Mr. Elkas is a United States citizen.

     Ms. Roberta Wieman is a Director and Assistant Secretary of Flexi-Van. Ms. Wieman also serves as an officer and/or director of a number of Mr. Murdock's privately-held companies. Ms. Wieman is a Vice President of Dole and is a Vice President and Corporate Secretary of Castle & Cooke, Inc. Her business address is 10900 Wilshire Boulevard, Los Angeles, California 90024. Ms. Wieman is a United States citizen.

     Mr. William D. Burns is Executive Vice President of Flexi-Van. Mr. Burns, whose business address is 251 Monroe Avenue, Kenilworth, New Jersey 07033, is a United States citizen.

     Mr. Jeffrey M. Heck is Vice President, Chief Financial Officer and Assistant Secretary of Flexi-Van. Mr. Heck's business address is 251 Monroe Avenue, Kenilworth, New Jersey 07033. He is a United States citizen.

     Mr. Bernard J. Vaughan is Senior Vice President, General
Counsel and Corporate Secretary of Flexi-Van. Mr. Vaughan, whose business address is 251 Monroe Avenue, Kenilworth, New Jersey 07033, is a United States citizen.

     Mr. Scott A. Griswold is Vice President and Treasurer of
Flexi-Van. He also serves as an officer and/or director of a number of Mr. Murdock's privately-held companies. Mr. Griswold's business address is 10900 Wilshire Boulevard, Los Angeles, California 90024. He is a United States citizen.

     During the last five years, neither Flexi-Van nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were any of them a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.